SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 4)(1)

                            QUERYOBJECT SYSTEMS CORP.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    227698107
                                 (CUSIP Number)

                                    Copy to:

Eli Oxenhorn                             Michael R. Reiner, Esq.
56 The Intervale                         Morrison Cohen Singer & Weinstein, LLP
Roslyn Estates, New York 11576           750 Lexington Avenue
Telephone (516) 625-7005                 New York, New York 10022
                                         Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 13, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- --------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.   227698107                                        13D
================================================================================
 1       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Eli Oxenhorn
- --------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                         (b) |_|
- --------------------------------------------------------------------------------
 3       SEC Use Only

- --------------------------------------------------------------------------------
 4       Source of Funds*          PF


- --------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required            |_|
         Pursuant to Item 2(d) or 2(e)

- --------------------------------------------------------------------------------
 6       Citizenship or Place of Organization                      United States

- --------------------------------------------------------------------------------
                      7       Sole Voting Power
      Number of                    626,359 shares                          8.1%
       Shares         ----------------------------------------------------------
    Beneficially      8       Shared Voting Power
      Owned By                     350,000 shares                           4.7%
        Each          ----------------------------------------------------------
      Reporting       9       Sole Dispositive Power
       Person                      626,359 shares                           8.1%
        With          ----------------------------------------------------------
                      10      Shared Dispositive Power
                                   350,000 shares                           4.7%

- --------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person

                                 976,359 shares
- --------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
- --------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                                                                           12.1%
- --------------------------------------------------------------------------------
14       Type of Reporting Person*
                                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement,  dated August 13, 1999,  constitutes Amendment No. 4 to the
Schedule 13D, dated October 9, 1998, regarding the reporting person's ownership of certain securities of QueryObject Systems Corp. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer

     (e) Units, each consisting of 100 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") and one warrant to purchase 100,000 shares of Common Stock of the Issuer (the "Series C Warrants"). The holder of the Series C Preferred Stock shall be entitled to convert anytime after August 13, 1999, each share of Series C Preferred Stock into 1,159.42 shares of Common Stock. The holders of the Series C Warrants shall be entitled to purchase 100,000 shares of Common Stock, at $0.8625 per share, for each of the Series C Warrants, exercisable from August 18, 1999 to December 28, 2001.

ITEM 3. Source and Amounts of Funds or Other Consideration

     The reporting person obtained funds for the purchase of the securities from his personal funds.

     On August 13, 1999, Mr. Oxenhorn purchased one Series C Preferred Unit, at $100,000 per Unit, in a private placement transaction.


ITEM 4. Purpose of Transaction.

     The reporting person acquired the securities for purposes of investment. Other than the reporting person's purchase or sale of additional securities of the Issuer, the reporting person does not have any present plans or proposals which would relate to or result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4 of Schedule 13D, except as set forth herein.


ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 7,073,647 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1999) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of August 13, 1999:

                               Shares of                    Percentage of Shares
                             Common Stock                      of Common Stock
Name                      Beneficially Owned                 Beneficially Owned
- ----                      ------------------                 ------------------
Eli Oxenhorn                   976,359(2)                           12.1%

     (b) Eli Oxenhorn has sole power to vote and to dispose of 626,359 shares of Common Stock (including 31,250 shares issuable upon the exercise of the Option, 125,000 shares issuable upon the exercise of the 1998 Warrants, 200,000 shares issuable upon the conversion of the Series A Preferred Stock, 115,942 shares issuable upon the conversion of the Series C Preferred Stock, 100,000 shares issuable upon the exercise of the Series C Preferred Warrants, 37,500 shares issuable upon the exercise of the November 1998 Option and 16,667 shares issuable upon the exercise of the Non-Qualified Stock Option), representing approximately 8.1% of the outstanding Common Stock. By virtue of being a general partner of Rev-Wood Merchant Partners, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 350,000 shares of Common Stock (including 200,000 shares issuable upon the exercise of the Rev-Wood Option and 150,000 shares issuable upon the exercise of the November 1998 Rev-Wood Option), representing approximately 4.7% of the outstanding Common Stock.

     (c) The following is a description of all transactions, effected by the person identified in Item 2 of the Schedule 13D effected from June 12, 1999 through August 13, 1999, inclusive.

                                                                Number of Units          Purchase or Sale
Name of Shareholder              Purchase or Sale Date         Purchased or (Sold)         Price per Unit
- -------------------              ---------------------         -------------------         --------------
  Eli Oxenhorn                         8/13/99                         1                     $100,000


     On August 13, 1999, the Issuer closed on the sale of the Series C Preferred Unit to Mr. Oxenhorn. The Unit was purchased in a private placement transaction from the Issuer.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


- --------

     (2)  The  reporting   person  disclaims   beneficial   ownership  of  these
securities, except to the extent of his equity interest therein.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    September 29, 1999

                                             /s/ Eli Oxenhorn
                                             ------------------------
                                             Eli Oxenhorn




































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